As filed with the Securities and Exchange Commission on
                    June 29, 2001 Registration No. 333-50378






                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                      PRE-EFFECTIVE AMENDMENT NO. 1 TO THE
                        FORM SB-1 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933



                                IMAGINENET CORP.

             (Exact name of registrant as specified in its charter)


Nevada                                         9995                            454110                             65-087-8035
------------------------------        ------------------------       ----------------------------      -----------------------
(State or Other Jurisdiction             (Primary Standard            (North American Industry                  (IRS Employer
of Incorporation or                         Industrial                  Classification Number                  Identification
Organization)                         Classification ("SIC")           System ("NAICS")Number)                ("EIN") Number)

                                              Number)


                     ---------------------------------------

                         222 Lakeview Avenue - Suite 160
                         West Palm Beach, Florida 33401
                                 (561) 832-5696
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive office)
   ---------------------------------------------------------------------------

                                    Copy To:

                              Carl N. Duncan, Esq.
                            Duncan, Blum & Associates
                              5718 Tanglewood Drive
                            Bethesda, Maryland 20817
                                 (301) 263-0200

        Approximate date of commencement of proposed sale to the public:
             As soon as practicable after the effective date of the
                             Registration Statement

 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities
                   Act of 1933, check the following box: [x].




       Disclosure of Alternative Used: Alternative 1 |X| Alternative 2 |_|

                                IMAGINENET CORP.
                         (A Developmental Stage Company)
                         222 Lakeview Avenue - Suite 160
                         West Palm Beach, Florida 33401
                                 (561) 832-5696


                 Offering at $1.00 per Share 100,000 -1,000,000
                  Shares ($100,000-$1,000,000) of Common Stock.

    Selling Shareholders May also be Selling up to 820,000 Additional Shares

Company Information

>> We intend to qualify our shares for quotation on the NASD Bulletin Board concurrently with the date of this prospectus. We are now in the process of selecting an appropriate market maker and ticker symbol. However, we have not had a market maker to apply to so qualify our shares. Hence, there is currently no market for our shares.

Terms of the Initial Offering Period

>> Unless it is terminated earlier, the initial offering period will be from 2-9 months from the date of this prospectus, but in no case later than April , 2002.

>> During the initial offering period, we will sell 500 shares at $1.00 per share with the minimum purchase being $500. Since there is no selling commission, all proceeds from the sales will go to us.

>> This offering is being made on a self-underwritten basis through our only principal, William H. Ragsdale, without the use of securities brokers. All proceeds from the sale of shares will be held in an attorney escrow account maintained by Duncan, Blum & Associates, Bethesda, Maryland, our securities counsel.

>> If we do not sell a minimum of $100,000 of shares during the initial offering period, we will promptly return, without interest, all money from shares sold.


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

No one is authorized to give any information not contained in this prospectus in connection with this offering and, if given, you should not rely on this information. This prospectus should not be considered an offer to any person to whom such an offer would be unlawful.

You should note there is substantial doubt about our ability to continue as a going concern. Carefully consider the risk factors beginning on page 4 of this prospectus.

================================================================================
                               August _____, 2001
================================================================================

                                TABLE OF CONTENTS


Descriptive Title                                                          Page

PROSPECTUS SUMMARY............................................................3
SUMMARY FINANCIAL DATA........................................................4
RISK FACTORS..................................................................4
RELATED PARTY TRANSACTIONS....................................................6
FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANAGEMENT..........................7
SELLING SHAREHOLDERS..........................................................7
APPLICATION OF PROCEEDS.......................................................9
CAPITALIZATION...............................................................11
DILUTION.....................................................................11
THE COMPANY..................................................................12
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         AND RESULTS OF OPERATIONS...........................................21
ABSENCE OF CURRENT PUBLIC MARKET ............................................22
DESCRIPTION OF CAPITAL STOCK.................................................22
SUBSCRIPTION PROCEDURE.......................................................24
ERISA CONSIDERATIONS.........................................................24
LEGAL MATTERS................................................................24
EXPERTS......................................................................24
AVAILABLE INFORMATION........................................................24
APPENDIX I - FINANCIAL STATEMENTS...........................................I-1
APPENDIX II - SUBSCRIPTION AGREEMENT.......................................II-1

                               PROSPECTUS SUMMARY

     The following is a summary of the information contained in this prospectus. Before making any investment, you should carefully consider the information under the heading "Risk Factors."


      The Company             ImagineNet. Corp. was incorporated in Nevada on
                              November 24, 1998 but has had no business operations or revenues to date. Our objective is to sell and distribute musical and related instruments and devices to the general public via the Internet. We currently have neither business operations nor a website but we are in the process of creating a website to achieve our objectives.
                              We are a developmental stage company organized by William H. Ragsdale, our President, Director and sole executive.

      Securities Offered      Maximum amount of shares offered ($1,000,000):
      by the Company          1,000,000 shares at $1.00 per share.

                              Minimum amount of shares offered ($100,000):
                              100,000 shares at $1.00 per share.

      Offering                Initial: We will begin to sell shares on
      Period(s)               the date listed on the cover of this prospectus.
                              Our initial offering period will close once the minimum $100,000 in shares is sold and we close the escrow account. If the minimum $100,000 in shares is not sold, by April , 2002, nine months form the date of this prospectus, we will promptly return all proceeds to the investors without interest.

                              Continuous: If, as expected, we do not sell the $1,000,000 maximum during the initial offering period, we will update this prospectus and continue the offering for up to 24 months from the date this prospectus is issued, updating as necessary. During this continuous offering period, we will sell subscriptions for shares at $1.00 per share until a market develops for the shares. We will then sell the shares at the prevailing market price per share.

      Proceeds Held           Proceeds from these sales will not be paid to
                              us until the $100,000 minimum in sales is achieved. Investors are reminded that, given its up to 9 month duration, investments may be held in escrow until the end of the initial offering period. Even if interest is earned, it will not be returned to investors because of pertinent
                              Maryland state law pertaining to attorney escrow accounts.

      Investor Requirements   You must meet certain requirements in
                              order to purchase the shares offered pursuant to this prospectus. You must indicate in the Subscription Agreement that you have either a net worth of at least $100,000 or a net worth of at least $50,000 and an annual adjusted gross income of not less than $25,000. Indicated net worth in both cases is estimated exclusive of home, furnishings and automobiles.

      Minimum                 The minimum purchase is $500.
      Subscription

      Risks and Conflicts     This investment involves substantial risks due in
      of Interest             partto the costs which we will incur and the
                              highly speculative nature of our contemplated
                              Internet-based musical instruments business. Risks inherent in investing in our company are discussed under "Risk Factors," including the substantive doubt about our ability to continue as a going concern.

      Plan of                 The shares are being on a self-underwritten basis
      Distribution            by William H. Ragsdale, our sole principal.

      Application of          The proceeds of the offering are expected to be
      Proceeds                used to continue business operations and expand
                              the scope of the business. In the event we receive more than the $100,000minimum, we intend to be more aggressive in implementing our business plan.

                             SUMMARY FINANCIAL DATA

         The following is a summary of the financial data contained in this prospectus. This information reflects our operation for the six months ended April 30, 2001 and 2000 and the fiscal year ended October 31, 2000.


                                      Six Months Ended           Year Ended
                                         April 30,            October 31, 2000
                                    2001          2000              2000
                                    ----          ----              ----

                 Current Assets    $41,761      $39,450            $37,085
             Non-current assets       0            0                  0
            Current Liabilities     8,765          0                 572
                 Gross Revenues       0            0                  0
                   Gross Profit       0            0                  0
Loss from continuing operations    (3,517)      (2,670)            (5,608)
                       Net Loss    (3,517)      (2,670)            (5,608)


                                 RISK FACTORS

         We are a new development stage company. Before making an investment, you should consider carefully, among others, the following risk factors.

1. PROCEEDS FROM SALE OF SHARES MAY BE INADEQUATE TO CONTINUE BUSINESS OPERATIONS. If we receive significantly less than the $1,000,000 maximum, we may not have the funds to commence or continue with our operations. While we believe we require only $25,000 to begin operations, without an infusion of $100,000 in capital or profits, we do not expect to be able to continue doing business after 12 months from the date of this prospectus. Our independent certified accountant has expressed this as a "going concern" qualification on our financial statements. We do not expect to receive additional revenues until we can successfully implement our business plan and we do not currently have the capital to achieve our objective.

2. DEVELOPMENTAL STAGE COMPANY WITH NO NET WORTH. We are in the early stage of development and have no net worth. We have been largely inactive to date, having conducted no business except for fund raising and organizational activities. As a new enterprise in its development stage, we are under -capitalized and subject to cash shortages, limitations with respect to personnel, technological, financial and other resources as well as lack of a client base and market recognition, most of which are beyond our control. Because of these factors, our activities may not attain the level or recognition and acceptance necessary for us to become a viable Internet-based musical instrument business.

3. NO OPERATING HISTORY OR REVENUES WITH WHICH TO CONDUCT BUSINESS AND ITS AFFECT ON OUR ABILITY TO SUSTAIN OPERATING EXPENSES. To date, we have not yet begun business operations and, accordingly, have received no operating revenues or earnings. As of April 30, 2001, we have assets totaling $41,761, mainly consisting of paid-in-capital of $50,000, less paid expenses. Our success is dependent upon obtaining additional financing from our intended Internet operations, placement of our equity and from third party resources. Our Internet marketing success depends upon our ability to generate sufficient sales to enable us to continue our business operations. In the event we cannot generate sufficient operating revenues sufficient to cover expenses, we will have to discontinue operations.

4. NO PRESENT CLIENT BASE AND LIMITED FUNDS TO ATTRACT CUSTOMERS. We currently have no customers and we are not certain that we will be successful in obtaining customers as planned through either our Internet sales, placement of equity or from third party resources. Further, the very limited funding currently available to us will only permit us to conduct business on a very limited scale. We may therefore never generate enough revenues to market musical products sufficient to achieve a commercially viable client base. In the event we are unable to attract and maintain viable business operations, we will have to close our business.

5. COMPETITION MAY BE TOO STRONG FOR BUSINESS TO OBTAIN ENOUGH CUSTOMERS. The music markets in which we are engaged are subject to vigorous competition. Our competitors include other Internet-based musical instrument sales websites, mail order catalogue and retail music outlet companies, many of which are larger and have greater financial and marketing resources than we do. To the extent that these competitors aggressively protect their existing market share through reduction of pricing and providing other purchasing incentives to our targeted customers, our financial condition, results of operations or cash flows could be adversely and seriously affected causing us to have to cease operations.

6. COMPLETE RELIANCE ON MR. RAGSDALE. The possible success of our business initially is entirely dependent upon the continued services of Mr. Ragsdale. Mr. Ragsdale expects to devote only the time and entirely effort necessary to perform his responsibilities as sole executive officer and director. We presently hold no key-man life insurance on Mr. Ragsdale and have no employment contract or other agreement with him. Since Mr. Ragsdale is currently the only employee, we would have to discontinue operations if we were not able to retain Mr. Ragsdale until a replacement could be found.

7. MR. RAGSDALE MAY HAVE INSUFFICIENT EXPERIENCe. Although he has no musical instrument marketing or sales experience, it is critical to our commercial viability that Mr. Ragsdale be able to use his networking abilities and general salesmanship to ensure our ability to achieve a commercially viable market share of the musical instrument sales business. Given his lack of specific experience, we are not certain Mr. Ragsdale will be able to successfully solicit and maintain adequate strategic alliances to provide us with the products and services we need to conduct business.

8. SELF-UNDERWRITTEN OFFERING MADE BY PRINCIPAL WHO HAS NO RELEVANT PRIOR EXPERIENCE . Because there is no firm commitment for the purchase of shares, we may not be able to sell the necessary $100,000 minimum. No underwriter, placement agent or other person has contracted with us to purchase or sell any of the shares offered. Accordingly, no commitment exists by anyone to purchase any shares and, consequently, we may not be able to sell any of the shares offered. In fact, the risk is greater in this case since Mr. Ragsdale has not previously conducted a self-underwritten offering (meaning without the use of broker-dealers).

9. INVESTOR FUNDS MAY BE HELD IN ESCROW UP TO NINE MONTHS FROM THE DATE OF THIS PROSPECTUS. We are endeavoring to sell at least $100,000 worth of shares. We may not be able to achieve this minimum amount within the 2-9 months allotted for this initial offering. Investors purchasing shares will not have access to the money paid for the shares until the initial offering period has ended, up to 9 months from the date of this prospectus.

10. OPERATIONAL COSTS MAY HAVE BEEN INCORRECTLY ESTIMATED; THERE MAY BE UNFORESEEN COSTS. If we have incorrectly estimated the costs for establishing a client base or for obtaining a substantial volume of Internet-based musical instrument sales, we may expend significantly more funds than anticipated without expanding the business. Moreover, we could encounter costs not currently foreseen. In either event, we would not be able to continue operations, as projected, and would have to close the business.

11. SHARES ARE ENTITLED TO DIVIDENDS BUT THERE ARE NO CURRENT PLANS TO PAY DIVIDENDS. Each share is entitled to dividends if and when the Board of Directors decides to distribute dividends. However, we currently have no plans to pay dividends, either now or for the foreseeable future. The amount and frequency of dividends distributed to shareholders is solely within the discretion of our management, currently only Mr. Ragsdale. At present, we will retain any earnings for the operation and expansion of the business.

12. BROAD DISCRETION OF MANAGEMENT WITH REGARD TO APPLICATION OF PROCEEDS COULD HAVE AN ADVERSE EFFECT ON COMPANY GROWTh. The amounts discussed in the "Application of Proceeds" section indicates the proposed use of proceeds from this offering. However, management may choose to use these funds in ways that vary from the usage stated in this prospectus without consent from the investors. These decisions could have an adverse effect on our profitability.

13. ARBITRARY OFFERING PRICE IS IN EXCESS OF THE NET TANGIBLE BOOK VALUE AND ASSOCIATED DILUTION. The common stock's price per share in this offering has been arbitrarily determined by Mr. Ragsdale and bears no relationship to our assets, book value or net worth. Hence, subscribers of shares in this offering will pay a price per share that substantially exceeds the value of our assets after subtracting liabilities. Very specifically, investors in the offering will contribute 64.1 % of our total funding at the $100,000 minimum but will only own 1.4 % of the equity outstanding (increasing, at the $1,000,000 maximum offering, to 94.4% of total funding while owning 12.14% of the equity outstanding).

14. ABSENCE OF PUBLIC MARKET FOR SHARES WILL ADVERSELY AFFECT THE MARKET PRICE AND LIQUIDITY OF THE SHARES. There is no public market for our shares of common stock. It is possible no market will develop. If a market for our shares develops, it might not continue. If an active public market does not develop or is not maintained, the market price and liquidity of the shares may be adversely affected. Consequently, if you choose to purchase shares as a result of this offering, you may not be able to re-sell your shares in the event of an emergency or for any other reason. Also, the shares may not be readily accepted as collateral for a loan. Accordingly, you should consider the purchase of shares only as a long-term investment.

15. SHARES WILL BE LISTED AS "PENNY STOCK" IF A SECONDARY MARKET DEVELOPS FOR THE SHARES. In the event a secondary trading market develops for our shares, the common stock is expected to come within the meaning of the term "penny stock." It will, therefore, be less likely that brokers will sell the shares due to the difficulty imposed by the penny stock regulations in selling the stock. As long as our common stock is considered penny stock, these regulations can be expected to have an adverse effect on the liquidity of any common stock which may develop in the secondary market.


                           RELATED -PARTY TRANSACTIONS

         The following inherent or potential conflicts of interests should be considered by prospective investors before subscribing for shares:

Existing Ownership of Shares by Sole Principal

    Owner                     Date Issued    No. of Shares     Notes
    -----                     -----------    -------------     -----

    William H. Ragsdale       11/24/98       6,000,000         Issued for services valued at $6,000 performed
    President and Director                                     in setting up the company.


We have no plans to issue any additional securities to management, promoters, affiliates or associates at the present time. If the Board of Directors adopts an employee stock option or pension plan, we may issue additional shares according to the terms of this plan.

Business with Affiliates

         We have only done business in our opinion with affiliates at the prices and on terms comparable to those of non-affiliates. The Board of Directors must approve any related party contract or transaction.

         We do not intend to use the proceeds from this offering to make payments to any promoters, management or any of their affiliates except as salaries, benefits and out of pocket expenses. We have no present intention of acquiring any assets of any promoter, management or their affiliates or associates. In addition, we have no current plans to acquire or merge with any business which our promoters, management or their respective affiliates have an ownership interest. Although there is no present potential for a related party transaction, in the event that any payments are to be made to promoters and management, this information will be disclosed to the shareholders.

         There are no arrangements or agreements between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence company affairs.


              FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

         Our counsel has advised us that we have a fiduciary responsibility for the safekeeping and use of all company assets. Management is accountable to each shareholder and required to exercise good faith and integrity with respect to its affairs. For example, management cannot commingle the company's property with the property of any other person, including that of any current or future member of management.

           According to federal and state statutes, including the Nevada General Corporation Law, shareholders in a corporation have the right to bring class action suits in federal court to enforce their rights under federal securities laws. Shareholders who believe that our management may have violated applicable law regarding fiduciary duties should consult with their own counsel as to their evaluation of the status of the law at that time.


                              SELLING SHAREHOLDERS

         The shareholders listed below are offering a total of 880,000 shares in addition to the up to 1,000,000 shares we are selling. The shareholders, not the company, will receive the proceeds from the sale of their individual shares.

         The only selling shareholders who have held a position, office or had any other material relationship with the company since inception are William H. Ragsdale, our President and sole director, and Donald A. Mintmire, our legal counsel. Each selling shareholder may offer all, some or none of the common stock they own.

                                                                       Amount of Shares
Name of Owner                                      Total Shares Owned     Being Sold (1)
-------------                                      ------------------     ----------
Brannon C. Amtower
594 Wimbledon Road, NE, Apt. 6222                        20,000               20,000
Atlanta, GA 30324

JoAnne Reyes
6382 Bischoff Road                                       32,000               32,000
West Palm Beach, FL 33413

Jessica Acierno
106 LaMancha Avenue                                      32,000               32,000
Royal Palm Beach, FL 33411

Kevin L. Bell
873 Monroe Street                                        20,000               20,000
Atlanta, GA 30308

Michael Bunn
807 Monroe Street, Apt. 4                                20,000               20,000
Atlanta, GA 30309

Theodore Stechsechulte
334 Marble Canyan Drive                                  32,000               32,000
Wellington, FL 33414
                                       7

                                                                       Amount of Shares
Name of Owner                                      Total Shares Owned     Being Sold (1)
-------------                                      ------------------     ----------
Rodney D. Ford
1440 Druid Valley Drive                                  20,000               20,000
Atltanta, GA 30329

Anne-Marie Fourdan
1440 Druid Valley Drive                                  20,000               20,000
Atltanta, GA 30329

David Geist
515 NE 22nd Avenue                                       20,000               20,000
Boynton Beach, FL 33435

Brian S. Jansma
1825 Charline Avenue, NE                                 20,000               20,000
Atlanta, GA 30306

Steve Acierno
106 LaMancha Avenue                                      20,000               20,000
Royal Palm Beach, FL 33411

Legal Computer Technology, Inc.
277 Royal Poinciana Way, Suite 155                       32,000               32,000
Palm Beach, FL 33480

Marco Beach Gardens, Inc.
3300 Palm Beach Gardens Boulevard, Suite 500             32,000               32,000
Palm Beach Gardens, FL 33410

Tricia Roach
253 Sandpiper Avenue                                     32,000               32,000
Royal Palm Beach, FL 33411

Mary C. McGowan
2057 Jordan Terrace NE                                   20,000               20,000
Atlanta, GA 30345

Kevin Backer
253 Sandpiper Avenue                                     32,000               32,000
Royal Palm Beach, FL 33411

Kim Kelley
354 Brazilian, #5
Palm Beach, FL 33480                                     40,000               40,000

Gretchen Dore
7810 Ridgewood Drive                                     40,000               40,000
Lake Worth, FL 33467

Donald F. Mintmire
265 Sunrise Avenue, Suite 204                            32,000               32,000
Palm Beach, FL 33480

Lionel Obriot
960 Taft Avenue, #11                                     20,000               20,000
Atlanta, GA 30309

Carmen Ockletree
388 McGill Place NE                                      20,000               20,000
Atlanta, GA 30312

Douglas Allen Paxton
358 8th Street, NE                                       20,000               20,000
Atlanta, GA 30309

Cindy Pellerin
1628 Martha Jean Place                                   20,000               20,000
Tucker, GA 30084
                                       8

                                                                       Amount of Shares
Name of Owner                                      Total Shares Owned     Being Sold (1)
-------------                                      ------------------     ----------
PSJ Holdings, Inc.
3300 Palm Beach Gardens Boulevard, Suite 500             32,000               32,000
Palm Beach Gardens, FL 33410

William H. Ragsdale
1515 North Highland, Apt. 3                            6,000,000           120,000 (2)
Atlanta, GA 30306

Paul Safron, Jr.
5895 Whirlaway Road                                      32,000               32,000
Palm Beach Gardens, FL 33418

Todd Backer
1239 Benoist Farms Road -- Apt. 210                      40,000               40,000
                                                         ------               ------
Royal Palm Beach, FL 33411
Total:                                                 1,220,000             880,000
                                                       =========             =======

(1)      Each of these selling shareholders owns less than 1% percent of our common shares.
(2)      Upon completion of this offering, William H. Ragsdale may sell up to 120,000 of his shares.


                             APPLICATION OF PROCEEDS

         Net proceeds from the sale of the shares of common stock are estimated to be $970,000 if the maximum 1,000,000 shares is sold at $1.00 per share and $70,000 if only the 100,000 minimum number of shares is sold. We will not receive any money from the sales of shares by the selling shareholders. The amount of net proceeds reflects the expected fixed cost of $30,000 in expenses at both the minimum or maximum offering.

         These proceeds will be used to finance the expansion of our activities as well as for general business purposes. In the event only the minimum sales are made, we will concentrate our efforts primarily on expanding our lines of credit. In the event that more than the minimum is sold, we intend to expand operations, personnel and projects. None of the estimates include income from revenue. While we anticipate receiving income from our day-to-day operations, this income may not be enough to generate a positive cash flow before proceeds from the sale of shares from this offering are expended.

         The following table sets forth the use of the proceeds from this offering:








                   [Balance of page intentionally left blank.]






                                                            USE OF PROCEEDS (1)(2)

                                                $100,000                 $550,000                   $1,000,000
                                                --------                 --------                   ----------
                                           Dollar                    Dollar                     Dollar
                                           Amount   Percentage       Amount     Percentage      Amount     Percentage
                                           ------   ----------       ------     ----------      ------     ----------
GROSS PROCEEDS                            $100,000    100.0%        $550,000      100.00%     $1,000,000     100.0%
Offering Expenses
    Legal Fees                              25,000     25.0%          25,000        4.0%          25,000       2.0%
    Accounting Fees                          5,000      5.0%           5,000        1.5%           5,000       0.3%
    State Filing Fees                        5,000      5.0%           5,000        1.5%           5,000       0.3%
                                             -----      ----           -----        ----           -----       ----
Net Proceeds from Offering                  65,000     65.0%        $515,000       93.64%       $965,000      96.5%
                                            ======     =====        ========       ======       ========      =====
USE OF NET PROCEEDS (3)
Website Development
    Initial Website Development             40,000     61.54%        200,000       38.83%        200,000      20.73%
    Ongoing Website Modifications            7,000     10.77%        100,000       19.42%        100,000      10.36%
    Advertising                              5,000      7.69%         20,000       3.88%          35,000       3.63%
    Printing & Engraving Expenses            5,000      7.69%         10,000       1.94%          25,000       2.59%
    Salaries                                     0       0%           75,000       14.56%        150,000      15.54%
    Miscellaneous                            2,000      3.08%         15,000       2.92%          25,000       2.59%
    Working Capital                          6,000      9.23%         95,000       18.45%        430,000      44.56%
                                             -----     -----          ------       -----         -------      -----
Total Use  of Net Proceeds                  65,000    100.0%        $515,000       100.0%       $965,000     100.0%
                                            ======    ======        ========       ======       ========     ======

(1)  In order to begin our operations,  we incurred costs of approximately  $24,750 for equipment,  printing and related expenditures paid by Mr. Ragsdale.  We do not intend to reimburse Mr. Ragsdale for these costs.

(2)  We reserve the right to change the application of proceeds depending on unforeseen circumstances at the time of this offering.  The intent is to implement our business plan to the fullest extent possible with funds raised in this offering.

(3)  If the minimum offering of $100,000 is achieved, proceeds from this offering are expected to satisfy our cash requirements for the next 12 months. Therefore, it will not be necessary to raise additional funds in order for us to continue operations.

         We are not currently in default or breach of any type of indebtedness or financing arrangement. Nor are we subject to any unsatisfied judgments, liens or settlement obligations. However, we do anticipate cash flow difficulties while setting up our business operations.

                                 CAPITALIZATION

         The following table shows our capitalization as of April 30, 2001 and the pro forma capitalization on the same date. This information reflects the sale of the 100,000 shares offered for estimated net proceeds of $0.70 per share. This information also indicates the sale of 1,000,000 shares offered for estimated net proceeds of $0.97 per share.



                                                                                              As Adjusted
                                                                                              -----------
                                                                             Actual      Minimum      Maximum
                                                                             ------      -------      -------

Shareholders' equity
     Common stock, $.001 par value; 50,000,000 Shares authorized; 7,240,000
     Shares issued and outstanding; 7,340,000 minimum and
     8,240,000 maximum shares to be issued and outstanding, as adjusted.     $7,240       $7,340       $8,240

Additional Paid-in capital                                                   48,760       118,660    1,017,760

Deficit accumulated during the development stage                            (23,004)     (23,004)    (23,004)

Total Shareholders' equity and total capitalization                          32,996       102,996    1,002,996


                                    DILUTION

         The following table shows the percentage of equity the investors in this offering will own compared to the percentage of equity owned by the present shareholders and the comparative amounts paid for the shares by the investors as compared to the total consideration paid by our present shareholders.


                         Dilution for $100,000 Offering
                         ------------------------------
Initial public offering price per share                                         $1.00   (100.0%)

         Net tangible book value per share before offering    $0.005   (0.5%)
         Increase per share attributable to new shareholders  $0.009   (1.4%)

Pro forma net tangible book value per share after offering                      $0.014   (1.4%)
Total dilution per share to new shareholders                                    $0.986   (98.6%)

                             Shares Purchased         Total Consideration
                             ----------------         -------------------
                                                                            Average Price
                          Number       Percent       Amount        Percent    Per Share
                          ------       -------       ------        -------    ---------
Existing Shares          7,240,000      98.6%        $56,000        35.9%       $0.008
New Shares               1,000,000       1.4%     $1,000,000        64.1%       $1.00
                         ---------       ----      ----------       -----       -----
Total                    7,340,000     100.0%       $156,000       100.0%       $0.021
                         =========     ======       ========       ======       ======

                        Dilution for $1,000,000 Offering
                        --------------------------------

Initial public offering price per Share                                         $1.00  (100.0%)

         Net tangible book value per Share before offering    $0.005   (0.5%)
         Increase per Share attributable to new Shareholders  $0.117  (11.7%)

Pro forma net tangible book value per Share after offering                      $0.122   (12.2%)
Total dilution per Share to new Shareholders                                    $0.878   (87.8%)


                             Shares Purchased        Total Consideration
                              ---------------        -------------------
                                                                            Average Price
                          Number       Percent       Amount        Percent    Per Share
                          ------       -------       ------        -------    ---------

Existing Shares          7,240,000      87.86%       $56,000         5.6%       $0.008
New Shares               1,000,000      12.14%      $100,000        94.4%       $1.00
                          ------       -------    ----------       ------     ---------
Total                    8,240,000     100.00%    $1,056,000       100.0%       $0.013
                         =========     =======    ==========       ======     =========


                                   The Company

Introduction

          ImagineNet Corp. was organized under the laws of Nevada on November 24, 1998. We are a developmental stage company founded by William H. Ragsdale, our sole executive. We have no business operations or revenues to date. There is no guarantee that we will be able to conduct business operations or generate revenues in the future. At present, our company offices are located at: 222 Lakeview Avenue - Suite 160, West Palm Beach, Florida 33401. Our telephone number is (561) 832-5696.

         Since incorporating our company in late 1998, we have conducted initial research into distribution opportunities available to manufacturers' representatives in general and to startup Internet-based entities with a focus on distribution of musical instruments in particular. This research entailed the extensive study of specific musical instrument manufacturers and accessory device manufacturers and their present distribution methods and outlets. The results of our research have given us an understanding of the expansiveness of these manufacturers and their existing distribution relationships. Other research has included the study of an Internet-based distribution and marketing medium. This study involved an analysis of existing Internet distribution of musical instruments and related devices. Our research has been our a primary focus in addition to our organizational activities. These research efforts and organizational efforts have to date consumed our total company efforts.

         Although Mr. Ragsdale does not currently have any experience marketing musical instruments, he is an accomplished musician and businessman who is well-known, especially among musicians, in the Atlanta area. Mr. Ragsdale possesses the proper musical credibility in the marketplace and is a gregarious and outgoing personality that is well received by his musical and business acquaintances. His specific knowledge of music, business and experience in playing in various bands and venues in the Atlanta region leads us to feel confident in his ability to leverage his network of contacts into an attractive business opportunity. Nonetheless, we will be, at least initially, dependent upon him and his unique musical perspective and outgoing personality to establish strategic alliances with musical instrument suppliers as well as assist us in the development of a website that will be unique in its ability to capture individual customers, musical institutions and educational institutions.

         We will endeavor to provide, through the burgeoning global e-commerce distribution network, a unique alternative to musical instrument purchasers which would enable customers to make very specific and personal purchasing decisions at an attractive price point. However, we have generally been inactive to date, having conducted no business operations except organizational, fund-raising and market research activities since inception.

Timeline of Company Efforts

       Within 12 to 15 months from the date of this prospectus, it is essential that we successfully raise a minimum of $100,000. We expect to be able to utilize this offering as the primary focus to achieve the raising of such capital.

       During this process, we will refine our market research and establish preliminary letters of agreement with various musical instrument and accessory manufacturers to assure us of an adequate offering of choices of product to our customers. Mr. Ragsdale's primary focus will be the initial establishment of these relationships. We believe his musical experience as a member of various bands in the local Atlanta region as well as his strong and gregarious personality will prove very successful in establishing these preliminary letters of agreement.

       In order to become fully-operational and profitable, we must first successfully raise a minimum of $100,000 in the present offering. Once we have raised these funds we will be able to (1)develop our website; (2) establish our "drop shipment" arrangement; (3)obtain contractual supply commitments with music product manufacturers; and (4)launch our Website. The fourth and final stage will also entail advertising our company and our new website on various popular websites, such as Amazon.com, Yahoo and AOL via links which will gain the attention of our targeted market and allow them to "click through" directly to our website. We are currently in the process of pursuing the above milestones, which we anticipate will take from twelve (12) to fifteen (15) months from the date of this prospectus to complete. Funds generated from this offering will be used at each step of the above-described milestones. We have already begun researching the musical industry and Mr. Ragsdale has expended costs of approximately $24,750 towards the purchase of equipment, printing, legal and accounting expenses and is committed to the success of our business plan.

       Immediately upon the successful completion of at least the minimum offering, we expect the preliminary letters of agreement will be converted into firm contracts. We anticipate that this process will require no more than 18 months from the date of this prospectus.

       In conjunction with the establishment of the preliminary letters of agreement, we will establish a "drop shipment" arrangement with each musical instrument and accessory supplier. The carrier of choice by a majority of our projected suppliers is United Parcel Service ("UPS"). This "drop shipment" arrangement will also become a firm contractual commitment between us and our suppliers no later than 18 months from the date of this prospectus provided we successfully complete the $100,000 minimum offering.

       Once we've achieved at least this minimum, we will seek to employ additional key personnel. We view the addition of a controller with excellent accounting skills to be an essential. It will be our controller's responsibility to monitor the order flow from our future website, keeping accurate track of our cash flow and net revenue. In addition, as we progress into a fully operational business entity, we will add to management an experienced executive officer who has Internet marketing experience. We anticipate that this position will be filled within 20 days of successfully achieving the minimum offering. We strongly believe that Mr. Ragsdale's initial entrepreneurial vision will enable us to successfully launch our business model; however, we believe that it will take a seasoned Internet marketing executive to enable us to grow beyond the start-up stage and into a successful and profitable business entity. It is anticipated that we will incur an annual average salary expense of $75,000 per executive. In addition to their annual salaries, we will offer a stock option plan and employee profit sharing plan. However, neither plan has been created as of the date of this prospectus.

       Within two months after we achieve the $100,000 minimum offering, it will be our primary focus to finalize the design of our company website. It is our goal to partner with our musical instrument and accessory manufacturers in the design and expense of our website. It will carry video and audio streaming technology and be continually upgraded as new technology is introduced to the market. We will retain a consultant to assist in the design of our website and have budgeted an annualized expense of $50,000 for the expense. We anticipate the actual cost of the website itself will be fully subsidized from the partnering efforts and ongoing arrangements with our prospective musical instrument and accessory manufacturers.

       At this point, we have not generated any revenues due to the preliminary research and organizational activities which have consumed our attention. As a result of this initial limited focus, we have no current business operations. There is no guarantee that we will be able to successfully establish business operations or revenues to a point where our business becomes viable.

Business Objective

       Our aim is to sell and distribute musical and related instruments and devices via the Internet to the general public. To achieve this objective, we currently plan on establishing a primary office and purchasing additional office equipment, including additional computers. We intend to establish a primary office will be accomplished once we have been able to acquire firm letters of commitment from music instrument manufacturers. Once firm letters of intent are in hand, we will design our initial website which we expect will become our primary revenue provider. This musical instrument and accessories website will provide the primary focus for our customers for point of purchase musical instrument and accessories transactions. Once purchased at our website, these instruments will be drop shipped directly to the purchaser avoiding unnecessary inventory costs and lowering company employment costs due to the fact that their will be little need for inventory handlers.

Competition

       We foresee the following major competitors in the Internet focused distribution of musical instruments and accessories market:

       Leading Retail Music Product Chains. Guitar Center, Mars and Sam Ash are the best-known retail music product chains which also have a strong Internet presence. Guitar Center not only has 67 stores in 34 major markets it also operates a wholly owned subsidiary, Musician's Friend, Inc., which is the largest catalog and Internet retailer of musical instruments in the United States through the Musician's Friend catalog and website, www.musiciansfriend.com. Based in Agoura Hills, California, Guitar Center, Inc. (Nasdaq NMS: GTRC) reported a fourth quarter 2000 increase in net income of 29.5% to $10.0 million. Net income for the year ended December 31, 2000 increased 50.1% to $22.5 million. Its Internet sales saw a 121% increase for the fourth quarter. In addition, Mars, Inc. is a private company which currently has 47 superstores in 27 major markets in 24 states, plus an informative public
Website: www.marsmusic.com. Mars' founder, Mark Begelman, the former President and COO of Office Depot, started his company because he recognized a fractured industry consisting of more than 8,000 different dealers with no national brand leader, relying on an antiquated system of distribution and fulfillment. After opening its first superstore in March 1987 and, it concluded 1999 with 33 stores and sales in excess of $200 million. Lastly, another privately owned music megastore with an Internet presence is Sam Ash Musical Instrument Megastores with 30 such stores nationwide. Sam Ash Musical Instrument Megastores mission is: "... to "WOW" its customers, with value by offering the largest and most complete assortment of quality products at the lowest possible prices." Its website is www.samashmusic.com.

       Other E-Commerce Web Sites. There are numerous other websites selling some music products needed by musicians; however, no site has, in our opinion, a dominant and controlling share of the Internet-based musical instrument and accessory products marketplace.

Sales and Marketing Plans

       We anticipate that our initial sales and marketing efforts will be focused on advertising and development of an-easy-to-use, interactive customer service-oriented website from which to sell musical instruments and related musical devices through the Internet. We believe this website will be the source of either our success or failure and it is for this reason alone that we aim to develop the most user friendly and interactive cutting edge streaming video and sound options for our prospective purchasers. We believe that this website will take approximately 2 months to complete once the present offering is closed, escrow is broken and funds are distributed. Our present discussions with web designers and prospective musical instrument and accessory partners gives us confidence that such a cutting edge website can be developed at no cost to us due to our partnering and sharing of the expense. In the event we are unable to obtain the deferment of these costs through our partnering efforts, we anticipate that our website development costs will still only cost about $12,500.

       Our initial marketing plan will be to establish prominent links on high traffic commercial websites and educational websites. In the event we are unable to obtain the deferment of these costs through our partnering efforts, these links will cost an anticipated $15,950 for the first three months and are expected to increase as prospective customer traffic increases. We also believe that new links will be necessary as we learn of high prospective customer traffic at other websites unanticipated by us and which exhibit a direct correlation to our initial fill rates. Specifically, we will be tracking closely how our customers click through various web page links directly to our website and place their orders. We will be able to track each click through and be able to determine each link's direct correlation to our specific website's fill rates. This will cause a continual adjustment by us of our web page links in order to maximize prospective customer visits and potential orders.

       The website approach in our business model has been specifically chosen as our sole marketing strategy because of the presence of numerous "bricks and mortar" musical instrument and accessory providers in the marketplace. We believe the technology of the Internet brings within reach to a start up company like us the ability to have an immediate shopping window for the world to see through. This immediate world wide shopping window to our website and its planned design utilizing streaming video and audio technology causes us to have confidence in our ability to quickly penetrate the market. Furthermore, Mr. Ragsdale's musical experience in many bands in the Atlanta region gives us the ability to have him exhibit and demonstrate the sound and characteristics of musical instruments from the perspective of a professional musician. We feel this musical perspective combined with Mr. Ragsdale's experience in running his other businesses will be of tremendous value to our future website's unique design characteristics.

       In addition, there are a number of musical instrument manufacturers which will be approached to supply product to the Company's clients (including, but not exclusively limited to, the following):

                  Yamaha Corporation of America
                  Harman International (Professional Division)
                  Steinway Musical Instruments
                  Fender Musical Instruments
                  Peavey Electronics
                  Baldwin Piano & Organ
                  Akai Musical Instrument Corporation
                  Martin Guitar Company
                  Midco International
                  Paiste Cymbals

It is the Company's decision to discuss with identified manufacturers on a preliminary basis whether there would be an interest to supply product to us. Once the present offering is finalized and we successfully raise the minimum of $100,000, we believe we will have the financial resources to commence website development which will provide us with not only business operating viability but also the credibility required to obtain firm contractual supply commitments and potential advertising revenues from many of the above musical instrument and accessory suppliers

Advertising

         It is our belief that the musical instrument industry has not fully utilized the distribution opportunities offered by the Internet. Our objective is to provide an e-commerce option to retail and wholesale purchasers of musical instruments. Accordingly, our primary focus is to develop an Internet site as our principal point of contact with clients and, as a result of this commitment, we will not focus on developing conventional advertising, stores or outlets.

  e-Commerce Strategy

       The development of a user-friendly, uniquely designed website to showcase our products and services is essential to the success of our business endeavors. We intend to develop a premium website to be viewed by retail and wholesale consumers worldwide as the primary source for information on various musical instrument products accompanied by the best possible pricing alternatives which the market can support. This website is presently under development and is anticipated to be ready for launch within three months after the breaking of escrow on this offering and the distribution of funds. Once constructed, our home page will contain graphics designed to accommodate quick launching and display of the entire page even in a dial-up 56K modem environment. To accomplish this quick launching and display, our page will be designed as a small-sized HTML file; it will have minimum JPEG graphics and won't use any GIF or related moving graphics. Our objective is simple: permit retail and wholesale business viewers to quickly open the home page, get down to business and initiate navigation of the website with minimum wait for page loading.

         EASY HOME PAGE TOPIC FINDER. We will design the home page with user friendly simplicity, without the busy clutter found in many retail and business focused websites, to facilitate navigation by both retail and corporate users. The link selections on the home page will be limited to only few major categories such as Company Information and Product Information. With the movement of the mouse prompter to a listed category, a window will appear to reveal the sub-categories, much like the features found in the menu of current Window-based software. In this manner, the sub-categories are hidden within the home page which can be easily altered, without any modification required on the HTML file of the home page. This function allows additional product page links to be added onto the website with ease and speed in the future. A random search feature will also be available to visitors to search the website "link tree" based on a given key word. This feature is essential to the operation of a marketing website, since each page is too limited in space to provide a list of all potential search topics without obstructing the actual intended subjects of the page.

         PRODUCT INFORMATION LINKS. Each product information subcategory link will be designed with an intuitive repeatable protocol for easy navigation by end users and also for easy modification. For example, the percussion instruments page will include product history and description, brand name product availability (and associated links), current customer comments (link), sample request form (link), visitor information questionnaire form to determine product applicability (link), product information on-demand download link and email feedback (link). In addition to these features, the product page for conventional products will also include, for a given item, direct quotes and order form links. We intend to design our website link features with the state-of-the art interactivity and fast retrieval of information on demand.

         STREAMING VIDEO AND AUDIO. Initially, the streaming video to be incorporated into our website will be limited to the illustration of product performance. The duration of the video will be short. We have initiated discussions with local streaming video resellers but have not established any firm arrangements to date. We intend to provide video packages for large capacity simultaneous visitors, utilizing a new JAVA technology requiring no end user viewer installation. We may select streaming audio along with audio slide show presentations to provide a multimedia presentation of our products and products of advertisers. Due to the smaller file size, streaming audio presentation loads faster and streams smoother. It also allows a visitor to listen to a musical instrument's sound.

         WEBSITE HOSTING. We will seek a hosting agent for the website which has the ability to provide expandable band-width to accommodate any large simultaneous visitor load. In addition, the hosting agent must also provide adequate "fire wall" protection against potential hackers which will become an essential component intrinsic to any client information transmission and client payment transaction conducted over the website. Otherwise, any successful hacking which results in shutting down our website will have a detrimental effect on our business.

         SEARCH ENGINE LISTING. We intend to list our website on the ten largest search engines, including excite@home, yahoo, infoseek, America Online, LookSmart, About, Alta Vista, Google, DirectHit, Yep and NorthernLight, of which the latter five search engines use computer algorithms to predict relevance. To assure accessibility and visibility in the search engine listings, we will employ available services to manually submit the listing on the search engines, wherever possible once a month, and to enter the submission under several relevant key categories to enhance hits.

Website Improvement

        We also expect to budget some of the funds, if $550,000 or $1,000,000 in shares is sold, for improvement of our website once it has been developed. Some of these improvements may include:

         WEBSITE HOSTING ENHANCEMENT. We will seek to enhance the capacity of the web hosting service to accommodate increased file storage capability and increased visitor capacity. In addition, we will seek to enhance the frequency and spectrum of the visitor profile feedback report from the hosting agent, of which the data is proprietary and resalable in the information market. Lastly, we will seek to improve the security of the website against hackers and unsolicited information gathering of our visitors.

         STREAMING VIDEO ENHANCEMENT. The product demonstration streaming video available for many musical instruments will be expanded to include testimonies from current users. Over time, we expect to increase the video length, along with better quality video scripting and productions.

         INITIAL REVENUE SOURCES. Upon completion and the successful closing of this offering as well as the associated successful launch of our website, we expect to derive our company's core revenues from musical instrument sales. Provided such success is achieved, we would then consider seeking to generate revenues from advertisement of our services and products from various additional musical industry related service and product providers. There can be no assurance of our ability to generate income in this manner.

         CORPORATE ADVERTISEMENT SALE. Launch of our website is completely dependent upon the success of this offering since, at present, we have website nor have we generated funds for completion of a website. However, if we raise the minimum $100,000 necessary for us to launch of our website, we intend to try to generate additional income by selling a limited number of ad spaces on our website to musical instrument financing firms and to manufacturers. Advertisers will pay us an agreed upon amount in order to solicit customers for themselves by advertising on our website. There can be no assurance of our ability to generate income in this manner.

Financial Services Offered

         At present, we plan to provide our prospective retail and business purchasers with Visa and MasterCard credit card point of purchase on our website. However, we will also allow for financing companies such as well recognized financial institutions to advertise their options on our website which may also provide prospective purchasers an alternative financing option.

         We are presently in discussions to arrange a drop shipping program wherein customers will be able to access our website to purchase a musical instrument with their credit card and place their purchase in a shopping cart where the order will be approved, forwarded to the manufacturer, processed and shipped directly to the consumer. We will retain a percentage of each sale that originates through us (ranging from 25% to 50% of the item's final purchase price). On an end of the month basis, we will remit to the musical instrument manufacturer an accounting of sales of its products and accessories and forward a wire of net proceeds into the manufacturer's designated bank account. Returns of products will be handled directly with the manufacturers which will either repair a defective instrument and/or provide a cash refund to the consumer less any shipping and handling costs. Each customer will have their own individual account and a unique password which will keep a history of each consumer's visit to our website, payment history and a complete profile of consumer product preferences. Good quality presentations and professional follow-up with customers will also be critical to our success. We believe providing a secure, user-friendly and entertaining website with streaming video musical instrument presentations and user feedback will, in many cases, provide a unique and comfortable option by which a client can utilize our various musical product offerings and thereby close the sale, especially where financing alternatives are provided.

         We are presently in discussions to arrange a drop shipping program wherein customers will be able to access our website to purchase a musical instrument with their credit card and place their purchase in a shopping cart where the order will be approved, forwarded to the manufacturer, processed and shipped directly to the consumer. We will retain a percentage of each sale that originates through us (ranging from 25% to 50% of the item's final purchase price). On an end of the month basis, we will remit to the musical instrument manufacturer an accounting of sales of its products and accessories and forward a wire of net proceeds into the manufacturer's designated bank account. Returns of products will be handled directly with the manufacturers which will either repair a defective instrument and/or provide a cash refund to the consumer less any shipping and handling costs. Each customer will have their own individual account and a unique password which will keep a history of each consumer's visit to our website, payment history and a complete profile of consumer product preferences. Good quality presentations and professional follow-up with customers will also be critical to our success. We believe providing a secure, user-friendly and entertaining website with streaming video musical instrument presentations and user feedback will, in many cases, provide a unique and comfortable option by which a client can utilize our various musical product offerings and thereby close the sale, especially where financing alternatives are provided.

Expenditures

         Our primary direct costs will be as follows:

>> Salaries to Mr. Ragsdale and other employees, as needed (payroll cost, actual or deferred);
>>       Marketing and sales related costs ;
>>       Employment related taxes; and
>>       Health benefits.

Facilities

         Initially, we will operate out of the Lakeview avenue offices provided by Mr. Ragsdale without cost to us. However, once revenues warrant, we will determine an appropriate site to locate future facilities.
Debt Financing

         We have not yet sought any debt financing since we do not believe we would qualify for such a loan until we have completed at least two years of profitable operations. Once we have met this criteria, we intend to seek out funds from venture capital firms or other funding sources. Since we will not seek financing until we are operating successfully, we believe we will be in a better position to negotiate appropriate placement and repayment terms for any such loans. However, in the event we do receive financing but default in payments, the financing would result in foreclosure upon our assets to the detriment of our shareholders.

         Although we are presently authorized to borrow funds, we do not intend to do so until after the two year time-period. When we do seek to borrow funds, we do not intend to use the proceeds to make payments to our management (except as salaries, benefits and out-of-pocket expenses).

Reporting

         As a reporting company, we are required to file quarterly un-audited financial reports on Form 10-QSB and annual audited financial reports on Form 10-KSB. In addition, we would be required to file on Form 8-K under certain specified conditions or those deemed material in character.

Industry Regulation

         We are not subject to industry specific regulation. However, we are subject to usury and other standards relating to permitted maximum rates of interest and related consumer fraud regulations.

Current Employees and Proposed Staffing

>>       Currently Minimal Employees; No Monetary Compensation

         We believe Mr. Ragsdale's creativity and salesmanship, when combined with an Internet e-commerce marketing and distribution alternative, make for an attractive business model. Moreover, we believe this model will be further enhanced by the advantages of greater availability of capital and potential for growth by being a public, as compared to a privately-held, company. The time required to be devoted by Mr. Ragsdale to our day-to-day affairs is presently estimated to be approximately five to ten hours per week. Mr. Ragsdale's time commitment will substantially increase once we obtain sufficient funding with which to commence our Internet-based operations, hire employees and search for an appropriate site where our executive offices can be located.

>>       Proposed Additional Personnel

         At present, Mr. Ragsdale, is our sole executive officer and employee. It is expected that additional personnel will be employed to assist in operations and financial management, such as a controller and chief executive officer. In addition, we intend to continue to expand our business and finance advisors.

         It is generally anticipated that any future employees will devote full time to our operations. The Board of Directors may then, in its discretion, approve the payment of cash or non-cash compensation to these employees for their services.

>>       Management

         The following table reflects the name, address, age and position of the executive officer and director. For additional information, see the biographical information that follows:

Name                           Age       Address                                 Position
----                           ---       -------                                 --------
Mr. William H. Ragsdale        31        222 Lakeview Avenue -- Suite 160        President, Secretary, Chief
                                         West Palm Beach, Florida 33401          Executive Officer and Director


         All directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. Aside from employing Mr. Ragsdale as officer/director, there are no other individuals whose activities will be material to our operations at this time.

>>       Sole Officer and Director

         William H. Ragsdale is a graduate of Oxford University, Atlanta, Georgia, in May 1990 with an Associate of Arts Degree and from Emory University with a Bachelor of Arts Degree in May, 1992. Mr. Ragsdale was employed as an assistant manager during 1992 and 1993 for The Bread Garden, a landscaping company. From 1993 to the present, Mr. Ragsdale has owned and operated Russell Landscaping and Maintenance. In addition, Mr. Ragsdale plays musical instruments with various bands in the Atlanta, Georgia area. Mr. Ragsdale believes this familiarity with musicians and musical instruments and the training and experience is what he brings to the business. Although he does not have any Internet marketing experience with musical instruments, we believe Mr. Ragsdale's practical business salesmanship skills as the owner of his own landscaping business combined with his special appreciation of music and extensive networking ability in the music field through his numerous working engagements as a member of various bands in the Atlanta region will expose us to many business opportunities and sales.

>>       Remuneration and Employment Contracts

         6,000,000 shares of common stock have been issued to Mr. William H. Ragsdale.

         Except for this described compensation, it is not anticipated that any executive officer will receive any cash or non-cash compensation for his or her services. When we begin operations, it is expected that the Board of Directors will approve the payment of salaries in a reasonable amount to our sole officer for his services.

         Although there is no employment agreement in place, Mr. Ragsdale will be paid compensation at the minimum annual rate of $30,000 in 2000. If only the minimum amount of shares is sold and no other funds are available, Mr. Ragsdale's salary will be zero.

>>       Compensation of Directors

         Until we have $250,000 in sales, no officer or member of the Board of Directors will be paid separately for their services. Directors' out-of-pocket expenses will be reimbursed upon presentation of appropriate documents. Mr. Ragsdale initially is our sole Director.

>>       Employee Benefits

         We do not provide officers with pension, stock appreciation rights, long-term incentive or other plans but have the intention of implementing such plans in the future.

         We intend to implement a restricted employee stock option plan. Under this plan, the Board of Directors could grant employees, directors and certain advisors options to purchase shares at exercise prices of at least 85% of the then current market price. Income from any such options is not expected to be tax deferrable. As of the date of this prospectus, the plan has not been defined and no options have been granted but it is anticipated that 500,000 shares will be reserved.

         We intend to adopt an employee bonus program to provide incentive to our employees. This plan would pay bonuses in cash or stock to employees based upon our pre-tax or after-tax profit for a particular period. We also intend to adopt a retirement plan, such as a 401(k) retirement plan, and implement an employee health plan comparable to the industry standard. Establishment of such plans and their implementation will be at the discretion of the Board of Directors; any such bonus plan will be based on annual objective, goal-based criteria developed by the Board of Directors for eligible participants and will be exercisable only at prices greater than or equal to the market value of the underlying shares on the date of their grant.

Litigation

         There has never been any material civil, administrative or criminal proceedings concluded, pending or on appeal against Mr. William H. Ragsdale or us.

Securities Ownership of Certain Owners and the Principal Shareholder

         The following table summarizes certain information with respect to the beneficial ownership of company shares, immediately prior to and after this offering. The following table sets forth information as of April 30, 2001, regarding the ownership of common stock by each shareholder known to be the owner of more than 10% of the outstanding shares, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of common stock beneficially owned.

                                                                                    After the Offering
                                                                                    ------------------
                                                 Prior to Offering (1)          Minimum               Maximum
                                                 ---------------------          -------               -------
Name of and Address  of Beneficial Owner:          Number         %        Number         %        Number       %
-----------------------------------------         -------        ---      -------        ---      -------      ---
William H. Ragsdale (1) (2) (3)                  6,000,000      82.87    6,000,000      81.74    6,000,000    72.81

All Directors, Officers and
Shareholders as a Group (one person)             6,000,000      82.87    6,000,000      81.74    6,000,000    72.81

Total Shares Outstanding                         7,240,000     100.00    7,340,000     100.00    8,240,000   100.00


(1) Based upon 7,240,000 shares of our common stock issued and outstanding as of April 30, 2001. If he sells all 120,000 shares, his ownership of then outstanding shares would decline to 80.1% at the 100,000 share minimum and 71.3% at the 1,000,000 share maximum. As indicated in the Selling Shareholders table , page 7, Mr. Ragsdale may sell up to 120,000 shares of his common stock.

(2) Our sole executive officer.

(3) Our sole member of the Board of Directors.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Since inception, we have conducted no business operations except for organizational, capital-raising and market research activities. For the period from inception through April 30, 2001, we have had no revenue from operations and accumulated operating expenses amounted to $23,004. These operating expenses are related to start up, legal and organizational expenses. We propose to sell musical instruments and related devices to the public via the Internet.

         We have approximately $1,500 in cash currently in the bank and a demand loan receivable of 39,500 and feel that this will meet our specific cash requirements for the next 3 to 12 months. In addition, we have completed a majority of the start-up organizational, fund-raising and research activities necessary to position us to start the next level of our business. We do not foresee the incurring of additional losses at this point. However, we must successfully complete this offering (at least the $100,000 minimum), the finalization of the design and implementation of our website, the establishment of binding agreements with musical instrument and accessory providers and their drop shipment partners culminating with the hiring of our controller followed by the hiring of an Internet-experienced chief executive officer. We anticipate that these efforts can be undertaken with the raising of the minimum of $100,000 from this offering. If we are unable to generate sufficient capital from our offering or revenue from operations to implement our business plans, we intend to explore all available alternatives for debt and equity financing, including private and public securities offerings.

         Initially, Mr. Ragsdale will be solely responsible for developing our business. However, when sufficient capital becomes available, we expect to employ a controller and a CEO. In addition, we expect to continuously engage in market research in order to monitor new market trends and other critical information deemed relevant to our business. This continuous research will take the form of reports from our Internet hosting providers which will show the history of visits by customers to our various links on other websites as well as our own website. This research will be provided as part of the web hosting costs which will be covered by our partnering relationships with our musical instrument and accessory manufacturers. If such arrangements can not be established, we expect such research to cost not more than $5,000 on an annualized basis.

Financial Condition, Capital Resources and Liquidity

>>       General

1.       At April 30, 2001, we had $42,000 in assets and 8,800 in liabilities.

2. Since inception, we have received $50,000 in cash as payment for the issuance of shares.

3. Our working capital is presently minimal and there can be no assurance that our financial condition will improve.

4. Management expects to continue to have minimal working capital or a working capital deficit as a result of current liabilities.

>>       Issuance of Stock

1. At inception, we issued 6,000,000 "founders" shares of common stock valued at $6,000 to Mr. William H. Ragsdale for services rendered in setting up the company.

2. From November 1998 through April 1999, we sold a total of 1,240,000 shares of common stock to Georgia and Florida residents for cash totaling $50,000. No underwriter was employed in connection with the offering and sale of the shares. The Company sold its stock in a self-underwritten offering conducted pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Act"), and Rules 505 and 506 of Regulation D promulgated thereunder. This offering was made in

         Georgia and Florida. We undertook the offering of shares of common stock on August 1, 1999, and did not pay any underwriting discounts or commissions.

         Even though we believe with the successful minimal offering, we will obtain sufficient capital with which to implement our business plan on a limited scale, we do not expect to continue operations on a larger scale without an additional increase in revenue from the eventual launch of our website and/or and additional infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders.

         We have received a "going concern opinion" from our auditors due to the fact that we have experienced a loss since inception. Our ability to continue as a going concern is dependent upon our ability to attract an adequate number of Internet customers and to successfully complete this offering.

Net Operating Losses

         We have net operating losses carry-forwards of $23,004, expiring $13,880, $5,607 and $3,517 at October 31, 2019, 2020 and 2021. These operating expenses are related to start up, legal and organizational expenses. We also have a $3,500 deferred tax asset resulting from the loss carry-forwards. We have established a 100% valuation allowance for this asset. Until our current operations begin to produce earnings, our ability to utilize these carry-forwards is unclear.

Historical Fact Versus Projection and Expectation

         Statements contained in this document which are not historical fact are forward-looking statements based upon management's current expectations. These subjective assessments are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements.

Recent Accounting Pronouncements

         We are aware of all recently issued accounting statements which impact on our financial statements for the period from November 24, 1998 (inception) through April 30, 2001.


                        ABSENCE OF CURRENT PUBLIC MARKET

         There is no current public trading market for the shares. While we intend to have a market maker apply to qualify the shares for quotation on the NASD Over-the-Counter Bulletin Board ("OTCBB") under the symbol "IMAG" on the same date we file this prospectus, there is no assurance that we can satisfy the current pertinent listing standards or, if successful in getting listed, avoid later de-listing.


                              DESCRIPTION OF STOCK

         We are authorized to issue 50,000,000 shares of common stock, $.001 par value. Our legal counsel, Duncan, Blum & Associates, has concluded the issued and outstanding shares of common stock being registered wiil be validly issued, fully paid and non-assessable. In order to obtain equity financing, we may be required to dilute the interest of existing shareholders or forego a substantial portion of our revenues, if any.

         All shares have equal voting rights of one vote per share. Shareholders may vote in all matters to be voted upon by the shareholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they choose to do so and, in such an event, the holders of the remaining shares will not be able to elect any directors. The shares have no preemptive, subscription, conversion or redemption rights and can only be issued as fully-paid and non-assessable shares.

Dividends

         The holders of outstanding shares are entitled to receive dividends out of the assets legally available whenever and in whatever amounts the Board of Directors may determine. We do not expect to pay dividends for the foreseeable future.

Preferred Stock

         We are authorized to issue 10,000,000 shares of preferred stock, $.001 par value. The issuance of preferred stock does not require does not require approval by our shareholders. Shareholders may have the right to receive dividends, certain preferences in liquidation and conversion and other rights. Currently, we have no issued and outstanding preferred shares and none are contemplated.

Transfer Agent

         We are serving as our own transfer agent until we become eligible for quotation on the OTCBB.

Certain Provisions of Nevada Law

         Shareholders are entitled to one vote per share on all matters to be voted upon by shareholders. Once payment- in-full is made for the shares, this right is non-assessable. In the event we go out of business, the shareholders are entitled to share in all remaining assets after liabilities are paid. There are no redemption or "sinking fund" provisions or preemptive rights with respect to the shares. Shareholders have no right to require us to redeem or purchase shares.

         Sections 78.378 - 78.3793 of the Nevada statutes constitute Nevada's control share statute, which sets forth restrictions on the acquisition of a controlling interest in a Nevada corporation which does business in Nevada, directly or through an affiliated corporation, and which has 200 or more stockholders, at least 100 of whom are stockholders of record and residents of Nevada. A controlling interest is defined as ownership of common stock sufficient to enable a person directly or indirectly and individually or in association with others to exercise voting power over at least 20% but less than 33.3% of the common stock, or at least 33.3% but less than a majority of the common stock, or a majority or more of the common stock. Generally, any person acquiring controlling interest must request a special meeting of stockholders to vote on whether the shares constituting the controlling interest will be afforded full voting rights, or something less. The affirmative vote of the holders of a majority of the common stock, exclusive of the control shares, is binding. If full voting rights are not granted, the control shares may be redeemed by the company under certain circumstances. If full voting rights are granted, stockholders voting against such rights being granted may demand payment from the company for the fair value of their shares. The Board of Directors may adopt a resolution amending the Bylaws within ten days following the acquisition of any controlling interest to provide that the foregoing provisions shall not be applicable to such acquisition. The company does not believe the foregoing provisions of the Nevada statutes are presently applicable to it because it does not presently conduct business in Nevada; however, if in the future it does conduct business in Nevada, then such provisions may apply.

         LIMITATION ON LIABILITY OF DIRECTORS. Section 78.037 of the Nevada statutes provides that a Nevada corporation may limit the personal liability of a director or officer to the corporation or its stockholders for breaches of fiduciary duty, except that such provision may not limit liability for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or payment of dividends or other distributions in violation of the Nevada statutes. The company's Articles provide that no director shall be personally liable to the company or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability (A) for any breach of the director's duty of loyalty to the company or its stockholders, (B) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (C) liability under the Nevada statutes, or (D) for any transaction from which the director derived an improper personal benefit. In the opinion of the Securities and Exchange Commission, the indemnification and limitation of liability provisions would not eliminate or limit the liability of directors and officers under the federal securities laws.

                             SUBSCRIPTION PROCEDURE

         In order to purchase shares:

1. An investor must complete and sign copy of the subscription agreement and power of attorney.

2. Checks should be made payable as follows: ImagineNet Corp. -- Attorney Escrow Account. The minimum check amount accepted is $500.

3. The check and the subscription agreement should be mailed or delivered to the escrow agent:

                              Duncan, Blum & Associates
                              Attn: Carl N. Duncan, Esq.
                              5718 Tanglewood Drive
                              Bethesda, Maryland 20817

         You must indicate in the subscription agreement whether your net worth and/or annual income meet indicated suitability standards set forth in "Prospectus Summary." In addition, you must indicate that you have received this prospectus and that you are a citizen or permanent resident of the United States.

Escrow Account

         Funds from the sale of this offering will be retained in an IOLTA attorney escrow account maintained with our securities counsel. Under pertinent Maryland regulation, interest will be paid to the Maryland Bar Association for funding attorney representation for those who cannot otherwise afford counsel. Accordingly, any interest will not be paid to us or shareholders. If the minimum is not achieved, the full subscription amount will promptly be returned without deduction.

                              ERISA CONSIDERATIONS

         Those who consider purchasing shares on behalf of qualified plans are urged to consult with tax and ERISA counsel to determine that such a purchase will not result in a violation of prohibited transaction under ERISA, the Internal Revenue Code or other applicable law. We will rely on the determination made by such experts, although no shares will be sold to any plans if we believe that the sale will result in a prohibited transaction under ERISA or the Code.


                                  LEGAL MATTERS

         The validity of Shares being offered by this prospectus will be passed upon for by Duncan, Blum & Associates, Bethesda, Maryland and Washington, D.C.


                                     EXPERTS

         The financial statements included in this prospectus and in the registration statement have been audited by Durland & Company, CPAs, P.A., independent certified public accountants. Their report contains information regarding our ability to continue doing business.


                              AVAILABLE INFORMATION

         We have filed a Registration Statement on Form SB-1 with the Securities and Exchange Commission with respect to the securities offered in this prospectus. This prospectus does not contain all of the information in the registration statement, certain portions have been omitted pursuant to the rules and regulations of the SEC. You may inspect and copy the registration statement at the public reference facilities of the SEC as well as at the SEC's regional offices:

      ---------------------------------- ----------------------------------------- ----------------------------------
      Main Office:                       Regional Offices:

      450 Fifth Street, N.W.,            Seven World Trade Center -- 13th Floor    500 West Madison -- Suite 1400
      Washington, D.C.  20549            New York, New York  10048                 Chicago, Illinois  60601
      ---------------------------------- ----------------------------------------- ----------------------------------

         Copies of the registration statement can be obtained from the Public Reference Section of the SEC's main office. Statements made, in this prospectus concerning the contents of any documents referred to herein are not necessarily complete and in each instance, are qualified in all respects by reference to the copy of the entire document filed as an exhibit to the registration statement.

         For further information about us and the shares of common stock we are offering, you may inspect a copy of our registration statement and the associated filing documents at the public reference facilities of the SEC. The registration statement and related materials have also been filed electronically with the SEC. Accordingly, these materials can be accessed through the SEC's website that contains reports, proxy and information statements and other information regarding registrants (http// www.sec.gov) .






                   [balance of page intentionally left blank.]

                                                                      APPENDIX 1




                          INDEX TO FINANCIAL STATEMENTS





Balance Sheet..............................................................I-2

Statements of Operations...................................................I-3

Statements of Changes in Stockholders' Equity..............................I-4

Statements of Cash Flows...................................................I-5

Notes to Financial Statement...............................................I-6

                          INDEPENDENT AUDITORS' REPORT





The Board of Directors and Stockholders
ImagineNet Corp.
(A Development Stage Enterprise)
West Palm Beach, Florida

We have audited the accompanying balance sheet of ImagineNet Corp., a development stage enterprise, as of October 31, 2000, and the related statements of operations, stockholders' equity and cash flows for the period from November 24, 1998 (Inception) through October 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ImagineNet Corp. as of October 31, 2000 and the results of its operations and its cash flows for the period from November 24, 1998 (Inception) through October 31, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has experienced a loss since inception. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                 Durland & Company, CPAs, P.A.

Palm Beach, Florida
December 21, 2000



                                        ImagineNet Corp.
                                (A Development Stage Enterprise)
                                         Balance Sheet



                                                         April 30, 2001     October 31,2000
                                                        -----------------  ----------------
                                                           (unaudited)

                         ASSETS

CURRENT ASSETS
    Cash                                                           $1,464         $37,085
    Loans to related parties                                       40,297               0
                                                         -----------------  ----------------
          Total current assets                                     41,761          37,085
                                                         -----------------  ----------------
Total Assets                                                      $41,761         $37,085
                                                        ==================  ================
          LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
    Accounts payable
       Trade                                                         $500            $572
       Related party note payable                                   8,265               0
                                                         -----------------  ----------------
          Total current liabilities                                 8,765             572
                                                         -----------------  ----------------
Total Liabilities                                                   8,765             572
                                                         -----------------  ----------------
STOCKHOLDERS' EQUITY
    Preferred stock, $0.001 par value, authorized 10,000,000
        shares, 0 issued and  outstanding                               0               0
    Common stock, $0.001 par value, authorized 50,000,000
        shares; 7,240,000 issued and outstanding                    7,240           7,240
    Additional paid-in capital                                     48,760          48,760
    Deficit accumulated during the development stage             (23,004)        (19,487)
                                                         -----------------  ----------------
          Total stockholders' equity                               32,996          36,513
                                                         -----------------  ----------------
Total Liabilities and  Stockholders' Equity                       $41,761         $37,085
                                                        ==================  ================














         The accompanying notes are an integral part of the financial statements

                                        I-3



                                                  ImagineNet Corp.
                                         (A Development Stage Enterprise)
                                             Statements of Operations


                                                                           Period from      Period from
                                                                           November 24,     November 24,
                                      Six Months Ended                         1998             1998
                                          April 30,          Year Ended    (Inception)      (Inception)
                                      ----------------       October 31,     through          through
                                      2001        2000          2000      October 31,1999    April 30, 2001
                                 ------------- ------------  ----------  ----------------  ----------------
                                  (unaudited)  (unaudited)                                     (unaudited)

Revenues                                   $0          $0            $0               $0               $0

General and administrative expenses     4,548       1,435         4,372            5,116           14,035
Legal fees - related party                  0       1,235         1,236            2,764            4,000
Services - related party                    0           0             0            6,000            6,000

        Total expenses                  4,548       2,670         5,608           13,880           24,035

Other Income (Expense)
   Interest income                      1,297           0             0                0            1,297
   Interest expense                     (266)           0             0                0            (266)

        Total other income (expense)    1,031           0             0                0            1,031

Net loss                             $(3,517)    $(2,670)      $(5,608)        $(13,880)        $(23,004)
                                 ============ ============= ============= ================ ================
Loss per weighted average common
shares, basic                     $   (0.001) $   (0.001)     $  (0.01)          $(0.01)
Number of weighted average
common shares outstanding           7,240,000   7,240,000     7,240,000        6,870,088
                                 ============ ============= ============= ================















                        The accompanying notes are an integral part of the financial statements

                                                        I-4

                                            ImagineNet Corp.
                                    (A Development Stage Enterprise)
                              Statement of Changes in Stockholders' Equity
                    Period from November 24, 1998 (Inception) through April 30, 2001


                                                                                       Deficit
                                                                                     Accumulated
                                                                        Additional   During the      Total
                                               Number of     Common       Paid-In    Development  Stockholders'
                                                Shares       Stock        Capital       Stage        Equity
                                              ------------- ----------- ------------ ------------- ------------
BEGINNING BALANCE,
November 24, 1998 (Inception)                            0          $0            $0           $0           $0
 11/98 - founders' shares ($0.001/sh.)           6,000,000       6,000             0            0        6,000
 11/98 - cash ($0.01/sh.)                           40,000          40           360            0          400

 12/98 - cash ($0.01/sh.)                          260,000         260         2,340            0        2,600
  4/99 - cash ($0.05/sh.)                          940,000         940        46,060            0       47,000

Net loss                                                 0           0             0     (13,880)     (13,880)
                                              ------------- ----------- ------------ ------------- ------------
BALANCE, October 31, 1999                        7,240,000       7,240        48,760     (13,880)       42,120

Net loss                                                 0           0             0      (5,607)      (5,607)
                                              ------------- ----------- ------------ ------------- ------------
BALANCE, October 31, 2000                        7,240,000       7,240        48,760     (19,487)       36,513

Net loss                                                 0           0             0      (3,517)      (3,517)
                                              ------------- ----------- ------------ ------------- ------------
ENDING BALANCE, April 30, 2001(unaudited)        7,240,000      $7,240       $48,760    $(23,004)      $32,996
                                              ============= =========== ============ ============= ============





















                        The accompanying notes are an integral part of the financial statements

                                                        I-5


                                                             ImagineNet Corp.
                                                    (A Development Stage Enterprise)
                                                        Statements of Cash Flows




                                                                                                 Period from      Period from
                                                                                                 November 24,      November 24,
                                                            Six Months Ended                        1998             1998
                                                                April 30,         Year Ended     (Inception)      (Inception)
                                                       -------------------------  October 31,      through          through
                                                            2001            2000         2000  October 31, 1999   April 30, 2001
                                                       ------------- ------------ ------------ ----------------- ----------------
                                                       (unaudited)    (unaudited)                                   (unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss                                                 $(3,517)       $(2,670)     $(5,608)          $(13,880)      $(23,004)
Adjustments to reconcile net loss to net
cash used by operating activities:
   Stock issued for services                                    0              0            0              6,000         6,000
Changes in operating assets and liabilities
   (Increase) in interest receivable                      (1,297)              0            0                  0       (1,297)
   Increase (decrease) in accounts payable-trade             (72)        (4,812)      (4,239)              4,812           500
   Increase (decrease) in accounts payable-related party        0        (2,764)      (2,764)              2,764             0
   Increase in interest payable                               265              0            0                  0           265
                                                       ------------- ------------ ------------ ----------------- ----------------
Net cash used by operating activities                     (4,621)       (10,246)     (12,611)              (304)      (17,536)
                                                       ------------- ------------ ------------ ----------------- ----------------
CASH FLOWS FROM INVESTING ACTIVITIES:

   Loans to related parties                              (39,000)              0            0                  0      (39,000)
                                                       ------------- ------------ ------------ ----------------- ----------------
Net cash used by investing activities                    (39,000)              0            0                  0      (39,000)
                                                       ------------- ------------ ------------ ----------------- ----------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock                       0              0            0             50,000        50,000
   Proceeds from loan from related party                    8,000              0            0                  0         8,000
                                                       ------------- ------------ ------------ ----------------- ----------------
Net cash provided by financing activities                   8,000              0            0             50,000        58,000
                                                       ------------- ------------ ------------ ----------------- ----------------
Net increase (decrease) in cash                          (35,621)       (10,246)     (12,611)             49,696         1,464

CASH, beginning of period                                  37,085         49,696       49,696                  0             0
                                                       ------------- ------------ ------------ ----------------- ----------------
CASH, end of period                                        $1,464        $39,450      $37,085            $49,696        $1,464
                                                       ============= ============ ============ ================= ================





                        The accompanying notes are an integral part of the financial statements

                                                        I-6

                                ImagineNet Corp.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
                   (Information with respect to the six months
                  ended April 30, 2001 and 2000 is unaudited)


(1) The Company ImagineNet Corp. (the Company)is a Nevada chartered development stage corporation which conducts business from its headquarters in West Palm Beach, Florida. The Company was incorporated on November 24, 1998.

        The Company has not yet engaged in its expected operations. The Company's future operations include plans to sell and distribute musical and related instruments and devices via the Internet. Current activities include raising additional capital and negotiating with potential key personnel and facilities. There is no assurance that any benefit will result from such activities. The Company will not receive any operating revenues until the commencement of operations, but will nevertheless continue to incur expenses until then.

        The following summarize the more significant accounting and reporting policies and practices of the Company:

        a) Use of estimates The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the year then ended. Actual results may differ significantly from those estimates.

        b) Start-Up costs Costs of start-up activities, including organization costs, are expensed as incurred, in accordance with Statement of Position (SOP) 98-5.

        c) Net loss per share Basic and diluted loss per weighted average common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

        d) Stock compensation for services rendered The Company issues shares of common stock in exchange for services rendered. The costs of the services are valued according to generally accepted accounting principles and have been charged to operations.

        e) Impact of recently issued accounting pronouncements No recently issued accounting pronouncements have any effect on the historical financial statements of the Company.

        f) Interim financial information The financial statements for the six months ended April 30, 2001 and 2000 are unaudited and include all adjustments which in the opinion of management are necessary for fair presentation, and such adjustments are of a normal and recurring nature. The results for the three months are not indicative of a full year results.

(2) Stockholders' Equity The Company has authorized 50,000,000 shares of
        $0.001 par value common stock, and 10,000,000 shares of $0.001 par value preferred stock. Rights and privileges of the preferred stock are to be determined by the Board of Directors prior to issuance. The Company had 7,240,000 shares of common stock issued and outstanding at April 30, 2001. The Company had issued none of its shares of preferred stock at April 30, 2001. On November 24, 1998, the Company issued 6,000,000 shares of common stock to its founder and President for services rendered in connection with the organization of the Company. During the period ended April 1999, the Company issued 1,240,000 shares of common stock for $50,000 in cash.

                                ImagineNet Corp.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements


(3) Income Taxes Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company had net operating loss carry-forwards for income tax purposes of approximately $23,000 expiring $13,900, $5,600 and $3,500 at October 31, 2019, 2020 and 2021,
        respectively. The amount recorded as deferred tax asset as of April 30, 2001 and October 31, 2000 is approximately $3,500 and $2,900, respectively, which represents the amount of tax benefit of the loss carry-forward. The Company has established a 100% valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

(4) Loans Receivable from Related Parties In December 2000, the Company made two demand loans to related parties amounting to $35,000 and $4,000. Accrued interest amounted to $1,164 and $133 at April 30, 2001.

(5) Loan Payable to Related Party In December 2000, the Company borrowed
        $8,000 as a demand loan from a related party. Accrued interest amounted to $266 at April 30, 2001

(6) Related Parties See Note (2) for shares issued for services. See Notes
        (4) and (5) for loans to and from related parties.

        During the period ended October 31, 1999, a shareholder and general counsel for the Company performed legal services in the amount of $2,764 on behalf of the Company. This amount was paid in the first quarter of fiscal 2000.

(7) Going Concern The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's financial position and operating results raise substantial doubt about the Company's ability to continue as a going concern, as reflected by the net loss of $23,000 accumulated from November 24, 1998 (Inception) through April 30, 2001. The ability of the Company to continue as a going concern is dependent upon commencing operations, developing sales and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently seeking additional capital to allow it to begin its planned operations. If this initial public offering on Form SB-1 as filed with the U.S. Securities and Exchange Commission fails to raise sufficient capital, the Company intends to seek such funds through alternative channels, for example - venture capital.

                                                                     APPENDIX II

                             SUBSCRIPTION AGREEMENT


ImagineNet Corp.
Attn: William H. Ragsdale, President
222 Lakeview Avenue - #160-142
West Palm Beach, Florida 33401

         By executing this Subscription Agreement (the "Subscription Agreement") of ImagineNet Corp. (hereafter, the "Company"), the undersigned purchaser (hereafter, the "Purchaser") hereby irrevocably subscribes for shares of common stock ("Share") in the Company. Purchaser herewith encloses the sum of $___________ ($500 minimum and $500 increments) representing the purchase of _____ Shares at $1.00 per Share. Subscriptions, whether checks or wire transfers, should be made payable to ImagineNet Corp. -- Attorney Escrow Account and forwarded to the Escrow Agent, Duncan, Blum & Associates (Attn: Carl N. Duncan, Esq.), 5718 Tanglewood Drive, Bethesda, Maryland 20817. If this Subscription Agreement is accepted, the Purchaser agrees to contribute the amount enclosed to the Company.

         Purchaser represents that he, she or it has (i) a net worth of at least $100,000 (exclusive of home, furnishings and automobiles) or (ii) a net worth (similarly calculated) of at least $50,000 and an annual adjusted gross income of at least $25,000. Purchaser represents that he meets these financial requirements and that he is of legal age. Purchaser is urged to review carefully the responses, representations and warranties he is making herein. Purchaser agrees that this subscription may be accepted or rejected in whole or in part by the Company in its sole and absolute discretion.

READ THIS PROSPECTUS CAREFULLY BEFORE YOU SUBSCRIBE. CONTAINED HEREIN ARE DISCLOSURES CONCERNING VARIOUS RISKS, CONFLICTS, FEES AND EXPENSES RELATING TO OR TO BE PAID BY THE COMPANY.

         The undersigned is reminded that:

(1) The Shares are speculative investments, the purchase of which involves a high degree of risk of loss of the entire investment of the undersigned in the Company.

(2) S/he is encouraged to discuss the proposed purchase with her/his attorney, accountant or a Purchaser Representative (as defined under the Securities Act of 1933, as amended) or take the opportunity to do so, and is satisfied that s/he has had an adequate opportunity to ask questions concerning the Company, the Shares and the offering described in the Prospectus.

(3) No federal or state agency has passed upon the adequacy or accuracy of the information set forth in the Prospectus or made any finding or determination as to the fairness of the investment, or any recommendation or endorsement of the Shares as an investment.

(4) S/he must not be dependent upon a current cash return with respect to her/his investment in the Shares. S/he understands that distributions are not required (and are not expected) to be made.

(5) The Company is not a "tax shelter" and the specific tax consequences to her/him relative to as an investment in the Company will depend on her/his individual circumstances.

Representations

         Purchaser makes the following representations in order to permit the Company to determine his suitability as a purchaser of Shares:

(1) The undersigned has received the Company's Prospectus and the exhibits thereto.

(2) The undersigned understands that the Company has made all documents pertaining to the transactions described in the Company's Prospectus available to the undersigned in making the decision to purchase the Shares subscribed for herein.

(3) If the Shares are being subscribed for by a pension or profit-sharing plan, the undersigned independent trustee represents that s/he has reviewed the plan's portfolio and finds (considering such factors as diversification, liquidity and current return and projected return of the portfolio) this purchase to be a prudent investment under applicable rules and regulations, and acknowledges that no representation is made on behalf of the Company that an investment in the Company by such plan is suitable for any particular plan or constitutes a prudent investment thereby. Moreover, the undersigned independent trustee represents that s/he understands that income generated by the Company may be subject to tax, that s/he is authorized to execute such subscription on behalf of the plan or trust and that such investment is not prohibited by law or the plan's or trust's governing documents.

         The undersigned understands and agrees that this subscription may be accepted or rejected by the Company in whole or in part, in its sole and absolute discretion. The undersigned hereby acknowledges and agrees that this Subscription Agreement shall survive (i) non-material changes in the transactions, documents and instruments described in the Prospectus, (ii) death or disability of the undersigned and (iii) the acceptance of this subscription by the Company. By executing this Subscription Agreement below, the undersigned
(i) acknowledge the accuracy of all statements and (ii) appoints the management of the Company to act as his true and lawful attorney to file any documents or take any action required by the Company to carry out its business activities.

         The foregoing information which the undersigned has provided to the Company is true and accurate as of the date hereof and shall be true and accurate as of the date of the undersigned's admission as a Shareholder. If in any respect such representations, warranties or information shall not be true and accurate at any time prior to the undersigned's admission as a Shareholder, s/he will give written notice of such fact to the Company, specifying which representation, warranty or information is not true and accurate and the reason therefor.

By executing this Subscription Agreement, the undersigned certifies, under penalty of perjury:

(1) That the Social Security Number or Taxpayer Identification Number provided below is correct; and

(2) That the IRS has never notified him that s/he is subject to 20% backup withholding, or has notified her/him that s/he is no longer subject to such backup withholding. (Note: If this part (2) is not true in your case, please strike out this part before signing.)

(3) The undersigned is a U.S. citizen or resident, or is a domestic corporation, partnership or trust, as defined in the Internal Revenue Code of 1986, as amended. (Note: If this part (3) is not true in your case, please strike out this part before signing.)

(4) That the undersigned acknowledges and agrees that this information may be disclosed to the Internal Revenue Service by the Company and that any false statement contained herein is punishable by fine, imprisonment or both. The undersigned will notify the Company within sixty (60) days of the date upon which any of the information contained herein becomes false or otherwise changes in a material manner, or the undersigned becomes a foreign person. The undersigned agrees to update this information whenever requested by the Company. Under penalties of perjury, the undersigned declares that the undersigned has examined the information contained herein and to the best of the undersigned's knowledge and belief, it is true, correct and complete, and that the undersigned has the authority to execute this Subscription Agreement.


         This Subscription Agreement and the representations and warranties contained herein shall be binding upon the heirs, executors, administrators and other successors of the undersigned. If there is more than one signatory hereto, the obligations, representations, warranties and agreements of the undersigned are made jointly and severally. By executing this agreement, you are not waiving any rights under federal law.

         The undersigned is the following kind of entity (please check):

                |_| Individual                                    |_| IRA
                |_| Joint Account - JTWROS                        |_| Pension Plan
                |_| Joint Account - TENCOM                        |_|  Trust
                |_| UGMA (Gift to Minor)                          |_|  Non-Profit Organization
                |_| Partnership                                   |_|  Employee of NASD member firm
                |_| Corporation                                   |_|  Other (Specify)

                                                                  Dated this ____ day of __________ of 1999


Mr./Ms.
          Purchaser's Name                                        Social Security or Tax ID#

Mr./Ms.
          Name of Second Purchaser                                Date of Birth of First Purchaser

                                                                 (                )
Street Address of First Purchaser                                 Business Phone (Day)

                                                                 (               )
City State and Zip Code                                           Home Phone


Signature of First Purchaser (Individual, Custodian or            Email address (if applicable)
Officer or Partner of Entity)

___________________________________________
Signature of Second Purchaser (if applicable)

NOTE: If a joint subscription, please indicate whether joint tenants with right of survivorship (JTWROS) or tenants in common (TENCOM). Each joint tenant or tenant in common must sign in the space provided. If purchaser is a trust, partnership, corporation or other business association, the signing trustee, partner or officer represents and warrants that he/she/it has full power and authority to execute this Subscription Agreement on its behalf. If Purchaser is a trust or partnership, please attach a copy of the trust instrument or partnership agreement. If Purchaser is a corporation, please attach certified corporate resolution authorizing signature.

      No dealer, salesperson or other individual has been
      authorized to give any information  or to  make any
      representations not contained in this Prospectus in
      connection   with  the  Offering  covered  by  this
      Prospectus. If given or  made, such  information or
      representation must  not  be relied upon as  having
      been  authorized  by the  Company. This  Prospectus                               $100,000 - $1,000,000 of Shares of
      does  not  constitute  as  an offer  to sell,  or a                                 Common Stock at $1.00 per Share
      solicitation  of an offer to buy,  the common stock
      in any   jurisdiction  where, or  to  any person to                             Selling Shareholders May Also Be Selling
      whom,  it  is  unlawful  to   make  such  offer  or                                   1,220,000 Additional Shares
      solicitation.  Neither   the   delivery   of   this
      Prospectus  nor  any  sale  made  hereunder  shall,
      under  any  circumstances,  create  an  implication
      that  there  has not been any  change  in the facts
      set forth in this  Prospectus  or in the affairs of
      the Company since the date hereof.


                         TABLE OF CONTENTS

      Descriptive Title                             Pagee

      Prospectus Summary                                3
      Summary Financial Data                            4                                         IMAGINENET CORP.
      Risk Factors                                      4
      Related Party Transactions                        6
      Fiduciary Responsibility of
        the Company's Management                        7
      Selling Shareholders                              7
      Application of Proceeds                           9                                          July 29, 2001
      Capitalization                                   11
      Dilution                                         11
      The Company                                      11
      Management's Discussion and
        Analysis of Financial Condition
        and Results of Operations                      21
      Absence of Current Public Market                 22
      Description of Capital Stock                     22                      Until August__, 2001 (25 days after the date hereof),
      Subscription Procedure                           24                      all dealers effecting transactions in the registered
      ERISA Considerations                             24                      securities, whether or not participating in this
      Legal Matters                                    24                      distribution, may be required to deliver a current
      Experts                                          24                      copy of this Prospectus.  This delivery
      Available Information                            24                      requirement is in  addition to the obligation of
      Appendix I (Financial Statements)               I-1                      dealers to deliver a Prospectus when acting as
      Appendix II  (Subscription Agreement)          II-1                      underwriters and with respect to their unsold
                                                                               allotments or subscriptions.


                                     PART II

Item 3.  Undertakings

A.       Certificates:  Inapplicable

B.       Rule 415 Offering

         The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to: (i) include any prospectus required by Section 10(a) (3) of the Securities Act of 1933 (the "1933 Act"); (ii) reflect in the Prospectus any facts or events which, together, represent a fundamental change in the information in the Registration Statement; and (iii) include any additional or changed material information on the plan of distribution.

                  (2) For determining liability under the 1933 Act, treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                  (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

C.       Request for Acceleration of Effective Date

         The Registrant may elect to request acceleration of the effective date of the Registration Statement under Rule 461 of the 1933 Act.

D.       Indemnification

         Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 4.  Recent Sales of Unregistered Securities

         On November 24, 1998, the Company issued 6,000,000 shares of restricted common stock to Mr. William H. Ragsdale, the President and Director of the Company, and record and beneficial owner of approximately 82.9% of the Company's outstanding common stock, for founders services. The founders' shares were issued pursuant to 4(2) of the Act to its then only shareholder and director.

         From October 1988 through April 1999, the Company issued and sold 1,240,000 shares of unrestricted common stock to Georgia and Florida residents for cash consideration totaling $50,000. No underwriter was employed in connection with the offering and sale of the shares. The Company claimed the exemption from registration in connection with each of the offerings provided under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder.


                                     SB-1-1

         The facts relied upon by the Company to make the federal exemption available include the following: (i) the aggregate offering price for the offering of the shares of common stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of the shares in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of, the Act; (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) the fact that the Company, at the time of the foregoing offering, was not (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment company" within the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (iv) the required number of manually executed originals and true copies of Form D were duly and timely filed with the U.S. Securities and Exchange Commission.



* These exhibits were filed in the November 21, 2000 Registration Statement. Since no changes to such filings have occurred, these exhibits are not filed herewith and are hereby incorporated by reference.



                                     SB-1-2

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of West Palm Beach, State of Florida, on the 29th day of June, 2001.

                                     ImagineNet Corp.

                                     By: /s/ William H. Ragsdale
                                     -----------------------------------------
                                     William H. Ragsdale, President

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in his respective capacity as officer and/or director of the Registrant on the date indicated.

Signatures                         Title                              Date
----------                         -----                              ----

/s/ William H. Ragsdale
--------------------------      President, CEO                     June 29, 2001
 William H. Ragsdale            and Director


 /s/  William H. Ragsdale
--------------------------      Treasurer,                         June 29, 2001
William H. Ragsdale             Chief Financial Officer
                                and Secretary



                                     SB-1-3